

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 5, 2016

Via E-mail
Travis J. Thompson, Esq.
President and Chief Executive Officer
HV Bancorp, Inc.
3501 Masons Mill Road, Suite 401
Huntingdon Valley, PA 19006

> **Re:** **HV Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2016**
> **File No. 333-213537**

Dear Mr. Thompson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. You disclose that you will resolicit subscribers if you extend the offering beyond the extension date or set a new offering range. We note similar disclosure on pages 4, 10, 11, 117, 119 and 125. Please explain and to the extent necessary revise your disclosure to describe how you will notify your subscribers.

3.   Please revise footnote (2) to estimate your offering's net proceeds per share under all four scenarios presented assuming that all shares of your common stock are sold in the syndicated community offering. Refer to Item 501(b)(3) of Regulation S-K.

How We Intend to Use the Proceeds From the Offering, page 36

4.   We note footnote (2) assumes all shares will be sold in the subscription and community offerings. Whereas on the prospectus cover page, the same net proceeds amounts are presented, but that presentation assumes that all shares are sold in the subscription offering. Please reconcile these disclosures. In this regard, we further note your disclosure on page 124 that Sandler O'Neill will receive different fees for sales sold in these offerings.

Business of Huntingdon Valley Bank

Market Area, page 63

5.   We note your disclosure on page 65 that more than three quarters of your loan portfolio is secured by real estate located in your market area. Please disclose quantitative information about your local economy, such as the unemployment, foreclosure, and or population growth rates. Make corresponding revisions to your third risk factor on page 15 and your prospectus summary, as necessary.

Notes to Financial Statements for the Years Ended June 30, 2016 and 2015

Note 12 – Fair Value of Financial Instruments, page F-41

6.   We note your line item titled "Price Risk for Loans Held for Sale (LHS)" which is a Level 2 financial asset and/or liability as of June 30, 2016 and 2015. Please tell us and revise your disclosures to explain in further detail what this asset/liability represents. To the extent this line item represents the mandatory sales commitments for LHS, please revise your titles on pages F-44 and F-45 to clarify that fact.

Loans Held for Sale at Fair Value, page F-48

7.   We note on December 31, 2014 that management elected to adopt the fair value option in accordance with ASC 825-10-25 and record loans held for sale at fair value. Please revise your financial statements to include the disclosures required by ASC 825-10-50-30(b) and (c).

Note 15 – Recent Accounting Pronouncements

New Accounting Standards, page F-53

8.   We note your disclosures regarding the new Accounting Standard Updates for Leases and Financial Instruments – Credit Losses. Please revise your disclosures to disclose the date on which adoption is required for non-emerging growth companies, and the date on which you plan to adopt the recently issued accounting standards, assuming you still remain an emerging growth company at that date. Please refer to question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions document available on our website: https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Exhibit Index

9.   Please file dated opinions for Exhibits 8.1 and 8.2 before any request for effectiveness.

Exhibit 8.1

10.   Please direct counsel to delete its assumption in the first paragraph on page 2 that Plan of Conversion adopted by the Bank on July 20, 2016 "has been duly and validly authorized and has been approved and adopted by the board of trustees of the Bank at a meeting duly called and held." In this regard we note your disclosure on page 110 that the board of trustees has approved the plan of conversion. Please also direct counsel to delete the first sentence of the last paragraph on page 6 as investors are entitled to rely on the opinion expressed. Please refer to Sections III.C.3 and III.D.1 of Staff Legal Bulletin No. 19 for guidance.

Exhibit 23.3

11.   Please direct BDO USA, LLP to consent to the quotation and summarization of its state tax opinion attached as Exhibit 8.2. Please refer to Securities Act Rule 436 and Item 601(b)(23) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda R. Trotter, Staff Accountant, at (202) 551-3472 or Stephanie L. Sullivan, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Benjamin M. Azoff, Esq.